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                          December 2, 2020

       Justin Schreiber
       Chief Executive Officer
       Conversion Labs, Inc.
       800 Third Avenue, Suite 2800
       New York, New York 10022

                                                        Re: Conversion Labs,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 25,
2020
                                                            File No. 333-250985

       Dear Mr. Schreiber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joseph M. Lucosky, Esq.